Until recently, Dr. G. R. Mohan Rao was the Chief Executive Officer of Silicon Aquarius, Inc. He is the co-founder of Data Secure, Inc. and Green Thread, LLC. Collectively these companies have designed, developed and monetized system, subsystem and silicon integrated circuits (IC) representing patent portfolios in semiconductor memory technology. He is currently working at Green Thread LLC on technologies related to semiconductors for power management.

Between 1994 and 1996 he was Vice President of New Business Development for Cirrus Logic, Inc., leading a focused team to design and execute a novel array of PC graphics and video integrated circuits that resulted in a robust patent portfolio and new products.

Between 1972 and 1991, Dr. Rao held progressively more senior positions at Texas Instruments, Inc. As Senior Vice President, Corporate Staff and Technical Director of Corporate Venture Projects and Business Development (1991-1994) he served as a senior member of the management team and the technical leader of a development project resulting in what is commonly referred to as the digital micro mirror technology. Collectively, these inventions represents a revolutionary technology and electronic system products with pervasiveness in information display, hard copy, virtual reality and demand publishing, to name a few.

In the 1970s and 1980s, he led and managed several product design teams focused on semiconductor memory and microcontroller products. The highly successful DRAM product design, development, and commercialization produced a multi-billion dollar revenue opportunity for TI in the 1980s in addition to substantial patent licensing revenue.

In multiple capacities between 1975 and 1991, he was responsible for TI’s Process Automation Center (PAC), with employees in Europe and Asia and a worldwide internal and external customer base. Its products included Vision Systems for Integrated Circuits, module inspection, and lead conditioning, Very large Scale Integration (VLSI) testers, automation assembly and packaging.

He managed the Design Automation Division, a focused software operation, including development of Electronic Design Automation (“EDA”) for IC’s, subsystems and systems. Successful software development in EDA and IC design led to the establishment of a successful operation in Bangalore, India.

Dr. Rao is an inventor/co-inventor of over one hundred patents worldwide, and he has published over thirty technical papers. He has served as a director of Texas Instruments (India) Ltd., Semiconductor Research Corporation and as a Senior Member of the Institute of Electrical and Electronic Engineers (IEEE). He has PhD in Electronics from Andhra University, India and a second PhD in Electrical Engineering from Southern Methodist University.